Exhibit (a)(1)(B)

DRAFT LETTER TO ALL ELIGIBLE OPTION HOLDERS

FROM:	Daniel E. Smith

SUBJECT:	Sycamore Networks, Inc. Stock Option Exchange Program

DATE:	August 3, 2007

I am pleased to announce that we are offering you the opportunity to exchange certain of your employee stock options. The options that are eligible for exchange are those that were granted with exercise prices that were less than the fair market value of the underlying common stock on the measurement date for such options, were granted with exercise prices less than or equal to $25 and were not vested as of January 1, 2005. Any options that vested prior to January 1, 2005 or were granted with exercise prices greater than $25 are not eligible options, and are therefore not included and will retain the original terms under which they were originally granted. Current U.S. tax law (Section 409A of the Internal Revenue Code, as amended) may subject holders of options that are eligible for exchange to unfavorable tax consequences that were not anticipated at the time of the grant of the options, including recognition of income tax prior to your exercise of the option, an additional 20% tax and potential interest charges. We are offering you this opportunity to exchange your eligible options with the expectation that it will enable you to avoid these potential adverse tax consequences.

By participating in this offer, each eligible option will be exchanged for (i) a new option with an exercise price per share equal to the fair market value of a share of our common stock on the revised measurement date for such option, as determined by us for accounting and tax purposes (the “New Exercise Price”) and (ii) a cash payment equal to the difference between the New Exercise Price per share of the new option and the original exercise price per share of the eligible option it replaces, multiplied by the number of unexercised shares of our common stock subject to the eligible option that was exchanged. The fair market value is equal to the closing price of our common stock on the NASDAQ National Market on such measurement date. Each new option will otherwise continue to be subject to the same vesting schedule, exercise period, option term and other terms and conditions as in effect for the related eligible option immediately prior to its exchange.

The Stock Option Exchange Program is subject to the terms and conditions of the Offer to Exchange Eligible Options for New Options and Cash Payments, dated August 3, 2007 (the “Offer to Exchange”) and the related Election and Withdrawal Forms, which are attached thereto and are available in our filing with the United States Securities and Exchange Commission (the “SEC”) which can be accessed on the SEC’s website at www.sec.gov. You should carefully read all of these documents before you decide whether to participate in the offer.

We have attempted to anticipate many of the questions you may have regarding the terms of this offer to exchange eligible stock options and have included some frequently asked questions as part of the Offer to Exchange.

We have enclosed a personalized election form. This election form contains a personal summary of the eligible options that you currently hold, the original exercise prices of those eligible options, the New Exercise Price of any new options should you accept this offer with respect to such eligible options, a description of any potential cash payments with respect to each eligible option (if exchanged) and other relevant information.

Participation is completely voluntary. Participating in this offer involves risks that are discussed in the Offer to Exchange. We strongly recommend that you discuss the offer with your personal financial, tax and/or legal advisors. If you choose not to participate, you will retain your current options under their current terms and conditions.

The SEC rules require that the offer remain open for a specified number of days. As a result of those rules, at the time this offer terminates, we will have already entered the stock trading blackout period for the quarter ended July 31, 2007. Unfortunately, the earliest date that certain designated individuals would be able to exercise their new options is the opening of the window on the third full trading day after our earnings release for such quarter, but there could be further delays under our trading policies. Those individuals should consider this fact in deciding whether to participate in this offer. Thank you for your patience.

Participating or not participating will have significant tax consequences to you, as described in the Offer to Exchange.

To accept this offer to exchange your eligible options, you must properly follow the instructions contained in the Offer to Exchange.

Please carefully read all of the offer documents, including the Offer to Exchange, the election form and the withdrawal form. This letter is an introduction to the offer, but does not detail all the terms and conditions that apply. Please direct any questions you may have to:

Beth Panfil	or	Alan Cormier
Stock Plan Administrator III Sycamore Networks, Inc. 220 Mill Road Chelmsford, Massachusetts 01824 (978) 250-2947		General Counsel Sycamore Networks, Inc. 220 Mill Road Chelmsford, Massachusetts 01824 (978) 250-2921

After reviewing the above materials, if you wish to participate in the offer to exchange your eligible options, you will need to complete, manually sign and date the Election Form. Unless extended, we must receive the Election Form via e-mail to TOAdmin@sycamorenet.com or via fax to (978) 250-6981 by 5:00 p.m., Boston, Massachusetts time, on August 31, 2007.

Sincerely,

/s/ Daniel E. Smith
Daniel E. Smith

2